INFINITY CROSS BORDER ACQUISITION CORPORATION

INFINITY I-CHINA FUND (CAYMAN), L.P.

INFINITY I-CHINA FUND (ISRAEL), L.P.

INFINITY I-CHINA FUND (ISRAEL 2), L.P. AND

INFINITY I-CHINA FUND (ISRAEL 3), L.P.

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

April 8, 2014

VIA EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation

Amendment No. 7 to Schedule TO-I filed April 4, 2014

File No. 5-86919

Infinity I-China Fund (Cayman), L.P.

Infinity I-China Fund (Israel), L.P.

Infinity I-China Fund (Israel 2), L.P.

Infinity I-China Fund (Israel 3), L.P.

Amendment No. 7 to Schedule TO-I filed April 4, 2014

File No. 5-86919

Dear Ms. Campbell Duru:

This letter is in response to the oral comments provided by the staff of the Securities and Exchange Commission (the “Staff”) to legal counsel for Infinity Cross Border Acquisition Corporation, Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.  (collectively, the “Company”, “we”, “us” or “our”) on April 7, 2014 with respect to the foregoing tender offer documents (the “Tender Offer Documents”). We hereby advise the Staff that:

(1) On April 3, 2014, we mailed, via overnight delivery, the Second Amended and Restated Offer to Purchase dated March 26, 2014 for the Company’s ordinary shares and the Second Amended and Restated Offer to Purchase dated March 27, 2014 for the Company’s warrants, to the Company’s securityholders. On the same day, we also delivered these documents, via electronic mail, to DTC as well as to banks and brokerage firms that held the Company’s securities at such date. On April 4, 2014, we filed Amendment No. 7 to the Tender Offer Documents (collectively, “Amendment No. 7”) on EDGAR and mailed these documents to the Company’s securityholders. On the same day, we also delivered these documents, via electronic mail, to DTC as well as to banks and brokerage firms that held the Company’s securities at such date; and

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

April 8, 2014

(2) The changes set forth in Amendment No. 7 are consistent with the revised disclosure included in Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company on April 7, 2014.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq., at (212) 370-1300.

Very truly yours,

INFINITY CROSS BORDER ACQUISITION CORPORATION

By:	/s/ Mark Chess
Name: Mark Chess
Title: Executive Vice President

cc:	Ellenoff Grossman & Schole LLP